Exhibit 99.5

ParcelPal Logistics Inc. Reports Second Quarter 2021 Results Highlighted by a 268% Increase in Gross Margin Coupled with a 45% decrease in Net Loss

Vancouver, British Columbia – August 30, 2021 – ParcelPal Logistics Inc. (“ParcelPal” or the “Company”), (OTC:PTNYF) (CSE:PKG) (FSE:PT0) is pleased to announce its Q2 2021 financial results highlighted by a 268% increase in gross margin and a 45% lower net loss compared to the same period 2020.

Overview

In Q2 2021, the Company continued its financial improvement, with revenue of approximately $1.32 million.  Most notable is that our gross margin had a 268% increase from 3.5% in Q2 2020 to 12.7% in Q2 2021.  Additionally, the Company’s net loss decreased 45% to $454,722 (compared to $824,551 in Q2 2020).  Continued diversification of our customer base has continued to stabilize our revenue, driven by revenue out of the pharmaceutical, meal kit and retail spaces.  The Company has also recently announced new agreements, including a customer in the health and wellness space, another meal delivery kit company as well as moving into our first warehouse in the Vancouver area.

Our continued solid revenue, jump in gross margin and net loss reductions are, in large measure, driven by our business expansion plan, in which we continue to invest in our service offering, ramp up our staffing levels to meet the increase in business, and increase our focus on client diversification and higher margins.

"The actions we have taken to increase our gross margin and rebuild our service offering have placed our Company in a better position to deliver value to our customers during the crisis caused by the COVID-19 pandemic," said ParcelPal’s CEO Rich Wheeless. "I am very encouraged by the lower net loss which I see continuing as the Company expands into new and profitable markets in the current and future quarters."

"We will continue to take actions to strengthen our core business," said ParcelPal’s CEO Rich Wheeless. “I am most proud of the fact that we are well capitalized to execute the Company’s expansion and growth plan that I have laid out, including a continued expansion through organic growth, strategic transactions and/or acquisitions.  Lastly, the signing of our warehouse last month will allow us to continue to not be able to work with larger customers but enable us to benefit from economies of scale as we expand.”

Q2 2021 Financial Highlights:

June 30, 2021 compared to June 30, 2020 - Financial Highlights:

•
Revenue of $1,321,554 (compared from $1,445,587 in Q2 2020). Note: this was due to a macroeconomic issue out of our control with our largest customer which has since been resolved and business has subsequently increased the last couple of months.

•	Gross profit jumped to $167,971 (up from $49,877 in Q2 2020). Also, Q2 gross margins increased to 12.7% (up from 3.5% in 2020). This was driven by a focus on higher margin corporate customers.

•
Cash of $433,568 at June 30, 2021, compared to $255,668 at December 31, 2020, and vehicles and right-of-use assets of $346,979 compared to $343,699 at December 31, 2020. Of note, we have an untapped equity facility of $5M available to us at our discretion, which we implemented in December 2020.

•	Consulting fees decreased to $30,100 (2020 - $231,737) as the Company decreased the number of personnel in the Company as it continues to streamline its processes and operations.

•	Marketing and promotion increased to $101,217 (2020 - $28,313) as the Company engaged a marketing group to highlight its expansion and growth over the past year.

•	Administrative, office and miscellaneous expenses decreased to $197,425 (2020 - $242,774) as the Company continues to streamline its processes and operations to become leaner and more efficient.

•	Salaries increased to $161,118 (2020 - $125,007) related to expansion into new areas and additional staffing for brand development and customer relations.

•	Share-based compensation decreased to $40,820 (2020 - $115,000) due to fewer stock options being granted during the current period.

•	During the three months ended June 30, 2021, Company had a net loss of $454,722 compared to $824,551 during the three months ended June 30, 2020.

Subsequent to the period ended June 30, 2021, a few notable events occurred, including:

•
On July 14, 2021, the Company signed a letter of an intent to acquire a United States delivery service company (the “Acquiree”). The total purchase price is expected to be USD$3,100,000, payable in cash, with the remainder payable in common shares of ParcelPal based on the closing price of the common shares following the closing of the transaction. Under the terms of the proposed transaction, ParcelPal will acquire 95% of the outstanding shares of Acquiree.

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On July 6, 2021, the Company announced it was signing a lease agreement for its first warehouse in Vancouver to manage its continued growth. The 5,083 square foot warehouse space is located in Coquitlam, BC and will allow the Company to service new customers more efficiently and cost effectively.

Outlook

The Company's strategic priorities for the remainder of fiscal 2021 include:

•	Continued expansion into large markets in Canada, and the Company’s entry into the United States market.

•	Continued improvement in operating performance, and diversification of our customer base.

•	Building an exceptional and world-class brand with a focus on signing quality partners.

•	Using data, technology, and in-bound sales to ramp up sales and revenue generation.

The Company's complete financial results are available in its unaudited Financial Statements and Management's Discussion and Analysis for the quarter ended June 30, 2021, each of which have been filed with Canadian and United States securities regulators, respectively at www.sedar.com and www.sec.gov.

The Company plans on providing a further update this week on both a new customer contract and our United States expansion.

About ParcelPal Logistics Inc.

ParcelPal is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions.  We are a customer-driven, courier and logistics company connecting people and businesses through our network of couriers in cities including Vancouver, Calgary, Toronto and soon in other major cities in Canada and the United States.  Some of our verticals include pharmacy & health, meal kit deliveries, retail, groceries and more.

ParcelPal Website: www.parcelpal.com

Neither the Canadian Securities Exchange (“CSE”), the Securities and Exchange Commission nor any other securities regulatory authority has reviewed and do not accept responsibility for the adequacy or accuracy of this news release that has been prepared by management.  The information in this news release is not complete.  For a more complete description of all items referenced herein, please see our annual report on Form 20-F filed with the Securities and Exchange Commission and in our MD&A filed on Sedar, each as filed on the same date of this news release.

OTC – Symbol: PTNYF
CSE – Symbol: PKG
FSE – Symbol: PT0

Contact: re: Investor Inquiries - info@parcelpal.com

Forward Looking Information

This news release contains forward looking statements relating to the Proposed Transaction, and the future potential of ParcelPal.  Forward looking statements are often identified by terms such as "will", "may", "should", “intends”, "anticipates", "expects", “plans” and similar expressions.  All statements other than statements of historical fact, included in this release are forward looking statements that involve risks and uncertainties.  These risks and uncertainties include, without limitation, the risk that the Proposed Transaction will not be completed due to, among other things, failure to execute definitive documentation, failure to complete satisfactory due diligence, failure to receive the approval of the CSE and the risk that ParcelPal will not be successful due to, among other things, general risks relating to the mobile application industry, failure of ParcelPal to gain market acceptance and potential challenges to the intellectual property utilized in ParcelPal.  There can be no assurance that any forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements.

The Company cannot guarantee that any forward-looking statement will materialize, and the reader is cautioned not to place undue reliance on any forward-looking information.  Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.  Forward looking statements contained in this news release are expressly qualified by this cautionary statement.  The forward-looking statements contained in this news release are made as of the date of this news release and the Company will only update or revise publicly any of the included forward looking statements as expressly required by Canadian securities laws.